SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 12 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11455

Shurgard Storage Centers, Inc.

(Exact name of registrant as specified in its charter)

1155 Valley Street, Suite 400, Seattle, Washington 98109-9633 (206) 624-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.8% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.001 per share

Preferred Share Purchase Rights
8.7% Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share
8.75% Series D Cumulative Redeemable Preferred Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record
as of the certification of notice date:     0

Pursuant to the requirements of the Securities and Exchange Act of 1934, Shurgard Storage Centers, Inc. has caused this certification notice to be signed on its behalf by the undersigned duly authorized person.

Shurgard Storage Centers

Date: February 24, 2003	By:	/s/ Christine M. McKay

	Name:	Christine M. McKay
	Title:	Senior Vice President, Secretary and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.